ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 23, 2024	Chelsea Childs
T +1 415 315 6374
Chelsea.Childs@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Lauren Hamilton

Re:	Versus Capital Infrastructure Income Fund (File Nos. 333-238296 and 811-23569) (the “Fund”)

Ladies and Gentlemen:

On February 23, 2024, Ms. Lauren Hamilton of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Chelsea M. Childs of Ropes & Gray LLP, counsel to the Fund, in connection with the Staff’s review of the Fund’s Registration Statement on Form N-2.

The Staff’s comments, together with the Fund’s responses thereto, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Fund’s Registration Statement.

1.	Comment: The Staff reminds the Fund that it must include the consent of its independent accountant as an exhibit to its Registration Statement.

Response: The Fund confirms that a copy of the consent of its independent accountant will be included as an exhibit to the amendment to its Registration Statement filed on February 26, 2024.

2.	Comment: Please explain supplementally the rationale for removing the last paragraph under “Calculation of Net Asset Value – Fair Valuation Methodology – Private Debt Investments” in the Fund’s prospectus. Please also confirm that the Fund understands it is required to comply with Rule 2a-5 under the Investment Company Act of 1940, as amended.

Response: The paragraph in question described the Board’s oversight of, and reporting received by, the Valuation Designee, which the Fund determined was procedural in nature and therefore not necessary to include in the prospectus disclosure. The Fund confirms that it understands it is required to comply with Rule 2a-5.

- 2 -	February 23, 2024

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at 415-315-6374.

Sincerely,

/s/ Chelsea M. Childs
Chelsea M. Childs

cc:
Timothy Fete, Versus Capital Advisors LLC
Sarah Clinton, Ropes & Gray LLP